MOL Plc.
Finance

07028681

4th December, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

97.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
DEC 20 2007
THOMSON FINANCIAL

12/18

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

2007 DEC 17 A 3:-7

4 December 2007

MOL's announcement in respect of OMV's statement

MOL notes the announcement made today by OMV in respect of its declaration of intent published on 25 September, 2007. MOL does not believe that circumstances have changed since OMV's statement in September. MOL does not see business rationale in a combination with OMV and continues to believe that a takeover of MOL by OMV would be value destructive.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

MOL Plc.

INVESTOR NEWS

4 December 2007

Change in influence in MOL

MOL Hungarian Oil and Gas Public Limited Company hereby informs capital markets participants that according to the notification made by OTP Bank Plc. on 4 December 2007, its direct and indirect influence in MOL decreased to 9.97% (10,026,188 shares) on 30 November 2007.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

MOL Plc.
INVESTOR NEWS

5 December 2007

New initiative to establish a joint transmission company to operate an integrated Central and South-East European gas pipeline network

MOL Plc. announces its support for the initiative of its subsidiary, MOL Natural Gas Transmission Co. Ltd., to unite Central and South-Eastern Europe's gas pipeline networks within a new and independent regional gas transmission company.

Unbundling gas transmission assets that are currently held separately, and combining them into a new company under joint ownership and management, could create significantly higher value for shareholders than operating separate systems. The new company would have one of the longest gas pipeline networks in Europe (27,000km) and would be well positioned to leverage international capital markets to finance major projects. Consumers would also enjoy the benefits of an integrated platform for gas supply and a greater overall security of supply.

Gas transmission companies in Slovenia, Croatia, Bosnia-Herzegovina, Serbia, Romania, Bulgaria and Austria have all been invited to participate in discussions regarding the proposed new business entity. The initiative is open to other market players in the region as well.

The concept is based on the cooperation of equals. Retaining a governance structure in accordance with the energy policy objectives of all participating nations would be vital to implementing a successful project. Discussions between all the parties would seek to address how ownership and management of the company could be spread amongst the participating companies and countries. The involvement of national regulators will also be necessary to prepare precise operating regulations, identify technical conditions and secure safe, efficient, trouble-free and profitable operations of the gas transmission systems.

A jointly–owned regional gas transmission company would operate with significantly improved capital efficiency and capacity utilisation as a result of system inter-connections. The combined entity would realize synergies from integrated asset operation as well as from procurement and project implementation. As the leading blue-chip, gas infrastructure company in the region, it would have better access to the international capital markets for the future financing of major European-scale projects, such as the planned Nabucco pipeline.

The proposed discussions would also consider whether the new company could increase its capital base through an Initial Public Offering (IPO) in due course. This could allow participating countries to accelerate the development of transit gas systems between several countries as compared to relying purely on state funds with known limitations in the region.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END